SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02045869

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUL 10 2002
WASH, D.C.
153
SECTION

For the month of June, 2002

ATI TECHNOLOGIES INC.
(Translation of Registrant's Name into English)

33 Commerce Valley Drive East, Thornhill, Ontario, Canada L3T 7N6
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ________ Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No X

Index is located on Page 2

CRGA

INDEX



ATI TECHNOLOGIES INC.

1 Commerce Valley Drive East
Markham, Ontario Canada
L3T 7X6

Telephone: (905) 882-2600
Facsimile: (905) 882-2620
www.ati.com

ATI reports Q3 adjusted net income of (US) $0.08 per share

Richer chip mix drives gross margin increase

MARKHAM, Ontario – June 19, 2002 – ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT), a world leader in the supply of graphics, video and multimedia solutions, today reported adjusted net income[1] of (US) $19.2 million or (US) $0.08 per share and a net loss, determined in accordance with generally accepted accounting principles, of (US) $2.0 million or (US) $0.01 per share for the third quarter ended May 31, 2002 of its 2002 fiscal year.

Revenues increased marginally during the third quarter to (US) $266.2 million from (US) $266.0 million in the second quarter of fiscal 2002, and gross margin improved 1.2 percentage points to 35.0 per cent. Operating expenses, excluding amortization of intangible assets, were (US) $69.2 million, slightly lower than the (US) $69.8 million recorded in the second quarter.

"We continue to successfully execute our aggressive strategy of introducing new products for the PC market and expanding into the consumer digital market," said David Orton, President and Chief Operating Officer, ATI Technologies Inc. "Over the past few months we announced a significant number of notebook wins, launched our new integrated graphics processor line of products, and began to show the world what ATI has in store for the desktop PC, set top box, and PDA markets. The upcoming introduction of our next generation of products will further enhance ATI's technology lead. For ATI, 2002 is truly a year of delivering on our ambitious goal of creating top-to-bottom technology leadership."

[1] Adjusted net income excludes the after-tax effect of gain on sale of investments, amortization of intangible assets related to the Company's acquisitions, and the deferred tax recovery of future tax liability pertaining to intangible assets acquired. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income Reconciliation" in the Management Discussion and Analysis of Interim Financial Results attached to this news release for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP.

..2

ATI's financial position continued to strengthen in the third quarter. Cash generated from operations during the third quarter was (US) $21.1 million. The Company's cash position increased to (US) $265.7 million at May 31, 2002 from (US) $249.0 million three months earlier. Inventories increased by (US) $10.6 million during the quarter to (US) $127.7 million at May 31, 2002, while working capital increased by (US) $19.5 million to (US) $370.1 million compared to February 28, 2002.

"Our financial results are one of the key indicators that ATI is meeting its goals," said K.Y. Ho, Chairman and Chief Executive Officer, ATI Technologies Inc. "As ATI rolls out exciting new products in the full range of our product line, we will continue to expand our customer base, our market share, and our leadership in the market. These successes will drive ATI's growth and profitability for the year ahead."

Outlook

"In the latter half of fiscal 2002, we have been building a solid foundation for fiscal 2003," said Terry Nickerson, Senior Vice President and Chief Financial Officer, ATI Technologies Inc. "Although we expect some market softness in our fiscal fourth quarter, we continue to expect a strong beginning to fiscal 2003 due to new product revenue in the desktop and integrated markets, revenue ramping in the set top box and handheld businesses, as well as seasonal strength from Nintendo."

In the fourth quarter of fiscal 2002, ATI believes the system integrator market will continue to be weak. As a result of these market conditions, the Company expects revenue to be flat to slightly down. The Company expects gross margins to be within its business model target range of 32 to 35 per cent, but in the lower half of the range. This is a result of the product transition in the fourth quarter as new products ramp and replace older products approaching end of life. Operating expense is expected to be up modestly because of the previously announced NxtWave acquisition and new product introduction expenses. As a result, ATI expects adjusted net income per share to be in the (US) $0.05 – (US) $0.07 range.

In previous guidance, the Company has described the last two quarters of fiscal 2002 as "setting the stage" for a strong fiscal 2003. ATI continues to hold that view. The investment that the Company has made over the past two years in the development of new products is realized in our fiscal fourth quarter with production ramping in set top box, handheld and integrated graphics chipsets, as well as the introduction of our new family of discrete graphics processors. This, in addition to strong seasonal performance expected from Nintendo royalties, all suggest that the fiscal first quarter of 2003 will have growth that is stronger than the normal seasonal expectation. With operating expense expected to show only marginal growth, and gross margins continuing at the same level as in the fiscal fourth quarter of 2001, earnings should be well above fourth quarter levels.

Operational Highlights

During the third quarter, ATI continued to announce impressive desktop, notebook and workstation design wins. Following the quarter end, the Company announced a series of important breakthrough wins for its new products aimed at the growing integrated, set top box and handheld PDA markets.

According to Mercury Research, ATI increased its market share in the total PC market in the first quarter of calendar 2002. ATI's share of the total graphics chip market grew by two percentage points to 23 per cent versus the fourth quarter of calendar 2001. ATI's desktop discrete share rose by one percentage point to 27 per cent, while laptop discrete share remained strong at 62 per cent.

During its fiscal third quarter, ATI continued to be the market share leader in the notebook area, announcing 13 design wins, including 10 design wins for its MOBILITY RADEON 7500 graphics processor with many of the top tier notebook manufacturers, including Apple, Compaq, HP and IBM.

In desktop, ATI gained further business with the largest PC OEMs, including a desktop design win with its RADEON 7500 graphics card in Dell's Optiplex GX260 line of products.

ATI demonstrated the clear leadership of its core graphics processor technology when John Carmack, creator of the highly successful Doom™ video game, chose ATI's as-yet-unveiled next generation graphics processor to launch the eagerly anticipated new version, Doom III™, at E3 Expo. Said Carmack: "The new ATI card was clearly superior … in every test we ran, ATI was faster." Doom III won "Best of Show" for PC games at E3, running on ATI's new hardware, which will be launched in the fiscal fourth quarter.

ATI gained further momentum in the workstation market with design wins in the high-powered IBM ThinkPad A31 and A31p notebooks with its FIRE GL 7800 graphics processor, as well as Compaq's Evo and IBM's Intellistation workstations with the FIRE GL 8800.

ATI's unique ALL-IN-WONDER™ line of products continued to penetrate the OEM desktop segment with the ALL-IN-WONDER™ RADEON™ 8500 being offered in Compaq Presario 6000 and 8000 series PCs, and the ALL-IN-WONDER™ RADEON™ 7500 being offered in HP Home Pavilion PCs as well as Pavilion PC "Football Special" models in France and the United Kingdom.

The Company unveiled its full line of integrated graphics core logic products at the beginning of the third quarter. The new RADEON™ IGP family of products offers the world's most powerful, feature-rich integrated graphics processors for the desktop and mobile PC market segments. This advanced graphics technology supports both the Intel Pentium® 4 and AMD Athlon and Duron platforms, giving ATI a dynamic new presence in the growing integrated graphics market. Industry analyst IDC estimates sales in this market segment at approximately (US) $2.4 billion for calendar 2002.

Industry reaction has been positive. Following the quarter's end, ATI announced that its RADEON™ IGP 320 integrated graphics processor had been chosen to power the FIC AT31 FUSION, Sapphire A3-275 and PC Partner's A3MSA-275 and A3ASA-285 motherboards.

In the set top box segment, ATI announced an agreement to provide its new XILLEON™ products for Scientific-Atlanta's Explorer® digital interactive set tops, following the quarter end. Scientific-Atlanta is the world's second largest manufacturer of set top boxes.

This week ATI announced its first design win for the IMAGEON™ 100 in Toshiba's new e740 PDA. The IMAGEON™ 100 is a unique product in the handheld PDA market, featuring an advanced 2D graphics engine that supports more colours and higher resolutions for brighter and crisper displays.

Each of these wins in the integrated, set top box and handheld PDA areas demonstrates ATI's ability to successfully widen the application of its industry-leading technology to new, fast growing markets.

Other Corporate Developments

Last week, ATI announced that it had entered into an agreement to purchase NxtWave Communications for (US) $20 million in cash. NxtWave's industry-leading technology is expected to enable ATI to offer highly integrated chipsets to its set top customers at lower cost and with greater functionality, facilitating growth of the Company's new XILLEON™ and next generation products in this expanding market. The transaction is expected to close on June 28, 2002.

Forward-looking Statements and Uncertainties

Certain statements in this press release constitute "forward-looking statements." When used in this press release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this press release and in the Company's 2001 Annual Report and Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Conference Call Information

ATI Technologies Inc. will host a conference call to discuss its financial results for the third quarter, ending May 31, 2002 at 10:00 AM (EDT) (7:00 AM Pacific, 9:00 AM Central, 8:00 AM Mountain) today.

To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required.

A live web cast of the conference call will be available at:
http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Financial Information section, under 2002 Conference Calls – Q3 2002 or at: www.startcast.com/ shows/3/7-414/

Replays of the conference call will be available through June 26, 2002. Please call 416-695-5800, passcode 1161469.

A web cast replay will be available at the web sites noted above.

Company Background

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI delivers leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set top box, game console and handheld markets. With 2001 revenues in excess of US $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

For media or industry analyst support, please visit our web site at http://www.ati.com or contact:

Anne Ferguson, Acting Public Relations Manager, ATI Technologies Inc., at
(416) 422-7154 or aferguson@bmporternovelli.com

Allison Mudge, Public Relations Manager, Benchmark Porter Novelli, at (416) 422-7153 or amudge@bmporternovelli.com

For investor relations support, please contact:

Janet Craig, Director, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 2631 or jcraig@ati.com

- 30 -

—Interim Management Discussion and Analysis of Interim Financial Results and Financial Statements Attached—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED MAY 31, 2002

Revenue

ATI revenues for the third quarter increased slightly to (US) $266.2 million from (US) $266.0 million in the second quarter of fiscal 2002. While the Company's shipment volumes increased by just under 10 per cent, the effect of a richer chip-to-board mix restrained revenues.

Revenues in the third quarter of 2002 increased by 8.5 per cent from (US) $245.5 million during the same period a year ago primarily due to higher sales and market share in the Company's core PC markets, and royalty revenue from sales of Nintendo's GAMECUBE™ game console. These increases were somewhat offset by the effect of ATI's add-in-board strategy, whereby the Company is delivering chips rather than boards into the system integrator as well as OEM and retail channels, which generates lower unit revenues but improves gross margins.

Revenues for the first nine months of the fiscal year were (US) $782.2 million versus (US) $808.7 million for the same period a year ago. The decrease in the current year was a result of strong sales in the first quarter of fiscal 2001, just prior to the substantial economic slowdown affecting the PC market, as well as the impact of the Company's add-in-board strategy.

Gross Margin

Gross margin for the third quarter improved to 35.0 per cent of revenues compared to 33.8 per cent of revenues in the second quarter. The improvement was due to the continuing shift to chips from boards in the Company's sales mix, and strong margins on individual products across ATI's product line.

Gross margins improved in the third quarter and the first nine months of fiscal 2002 compared to the same periods in fiscal 2001. ATI's gross margins of 24.1 per cent for the third quarter of 2001 and 21.4 per cent for the first nine months of that year resulted from pressures on product selling prices and an inventory of higher cost memory on boards that were sold in last year's second quarter.

Operating Expense

Total operating expenses, in the third quarter, excluding amortization of intangibles, were (US) $69.2 million, (US) $0.6 million lower than in the second quarter, primarily as a result of lower R&D prototyping costs, somewhat offset by higher one-time administrative expense.

Compared to the third quarter last year, operating expenses, excluding amortization of intangibles, increased (US) $4.3 million or 6.7 per cent primarily as a result of increased R&D investment related to new product introductions, as well as increased variable sales expense as a result of higher unit volumes.

For the first nine months of this year, these expenses increased to (US) $208.2 million, versus (US) $195.1 million for the same period in fiscal 2001. The increased expense was largely a result of the additional investment in R&D related to new product development.

Total operating expenses, including amortization of intangibles, increased marginally in the third quarter compared to the same period a year earlier. This slight increase was due to higher R&D costs, largely offset by the Company having completed its amortization of purchased in-process R&D, resulting from the acquisition of ArtX, during the third quarter of fiscal 2001. For the first nine months of fiscal 2002, total operating expenses, including amortization of intangibles, were (US) $272.2 million, versus (US) $288.5 million for the same period a year ago. The decrease in total operating expenses was largely a result of the completion of the amortization expense noted above, somewhat offset by higher R&D expense.

Interest and Other Income

Interest and other income declined (US) $1.6 million in the third quarter compared to the second quarter of this year. The decrease is largely a result of an unrealized loss on foreign exchange and a write-off on fixed assets related to the Company's move into its new corporate headquarters.

Net Income

In order to provide additional information concerning the Company's operating performance, ATI uses adjusted net income as a measure of its performance in addition to its disclosure contained in its financial statements.

Adjusted net income excludes the after-tax effect of gain on sale of investments, amortization of intangible assets related to the Company's acquisitions, and the deferred tax recovery of future tax liability pertaining to intangible assets acquired. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. A table titled "Adjusted Net Income Reconciliation" can be found at the end of the Management Discussion and Analysis for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP.

Adjusted net income for the third quarter was (US) $19.2 million or (US) $0.08 per share on a diluted basis, compared to adjusted net income of (US) $17.6 million or (US) $0.07 per share for the second quarter. Stronger unit shipments and an improved gross margin associated with a richer product mix accounted for the increase.

Adjusted net income for the third quarter of 2002 rose from an adjusted net loss of (US) $4.2 million, or (US) $0.02 per share, for the same period last year. The increase was due to higher revenues from stronger sales into the PC market, royalties received on sales of Nintendo's GAMECUBE™, and higher gross margins on the Company's graphics processors.

Adjusted net income for the first nine months of fiscal 2002 was (US) $47.3 million versus an adjusted net loss for the same period last year of (US) $18.5 million. The improvement in adjusted net income was primarily a result of gross margin improvement.

In the third quarter of fiscal 2002, ATI's net loss was (US) $2.0 million or (US) $0.01 per share, compared to a net loss of (US) $3.0 million or (US) $0.01 per share in the second quarter of this year. The sequential improvement was due to higher gross margins.

The reduction in net loss in the third quarter of fiscal 2002 from a net loss of (US) $27.0 million or (US) $0.12 per share for the same period last year was primarily the result of higher sales and margins.

The net loss for the first nine months of fiscal 2002 was (US) $15.3 million compared to a net loss for the same period last year of (US) $42.6 million. The decrease in the net loss was a result of improved margins and decreased amortization expense offset by the gain from the sale of the Company's investment in Broadcom Corporation.

Liquidity and Financial Resources

ATI's cash generated from operations was (US) $21.1 million in the third quarter compared to (US) $28.4 million in the second quarter, and (US) $66.0 million in the third quarter a year ago. Inventories increased by (US) $10.6 million to (US) $127.7 million at May 31, 2002, compared to (US) $117.1 million three months earlier.

For the first nine months of the year, cash generated from operations was (US) $59.6 million versus (US) $31.6 million for the same period last year. The improvement was largely a result of a reduction in net loss.

ATI's financial position continued to strengthen in the third quarter. At May 31, 2002, ATI had working capital of (US) $370.1 million, compared to (US) $323.6 million as at August 31, 2001. The Company's cash position increased to (US) $265.7 million as of May 31, 2002, compared to (US) $216.5 as at fiscal 2001 year end. The increased cash position was largely due to a reduction in net loss.

Intangible assets, largely consisting of goodwill associated with the acquisition of ArtX in April 2000, declined to (US) $223.9 million at May 31, 2002, from (US) $285.9 million as at August 31, 2001, as ATI continued to amortize this asset.

Adjusted Net Income - Reconciliation

The table below presents adjusted net income (loss) and adjusted net income (loss) per share, which excludes the after-tax effect of gain on sale of investments, amortization of intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions.

	Three months ended May 31		Nine months ended May 31	
(Thousands of US dollars, except per share amounts)	**2002**	**2001**	**2002**	**2001**
	(unaudited)		*(unaudited)*	
Net loss – GAAP basis	$ (1,951)	$ (27,007)	$ (15,309)	$ (42,572)
Gain on long-term investments	-	-	-	(54,852)
Amortization of intangible assets	21,679	25,805	64,033	93,378
Net tax on gain on sale of investment	-	-	-	991
Deferred tax recovery of future tax liability on intangible assets	(490)	(2,957)	(1,457)	(15,432)
Adjusted net income (loss)	$ 19,238	$ (4,159)	$ 47,267	$ (18,487)
Adjusted net income (loss) per share				
Basic	$ 0.08	$ (0.02)	$ 0.20	$ (0.08)
Diluted	$ 0.08	$ (0.02)	$ 0.19	$ (0.08)
Weighted average number of shares (000's):				
Basic	236,082	231,328	234,244	230,527
Diluted	248,382	231,328	247,539	230,527

Forward-looking Statements and Uncertainties

Certain statements in the Management's Discussion and Analysis of Interim Financial Results, constitute "forward-looking statements." When used in this document, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this press release and in the Company's 2001 Annual Report and Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ATI TECHNOLOGIES INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of US dollars, except per share amounts)

	Three months ended				Nine months ended			
	May 31 2002		**May 31 2001**		**May 31 2002**		**May 31 2001**	
	(unaudited)				*(unaudited)*			
Revenues	$266,225	*100.0%*	$245,464	*100.0%*	$782,242	*100.0%*	$808,677	*100.0%*
Cost of goods sold	172,996	*65.0%*	186,298	*75.9%*	518,921	*66.3%*	635,858	*78.6%*
Gross Margin	93,229	*35.0%*	59,166	*24.1%*	263,321	*33.7%*	172,819	*21.4%*
Expenses								
Selling and marketing	19,427	*7.3%*	18,164	*7.4%*	59,444	*7.6%*	58,019	*7.2%*
Research and development	39,935	*15.0%*	37,372	*15.2%*	121,759	*15.6%*	109,836	*13.6%*
Administrative	9,852	*3.7%*	9,342	*3.8%*	26,990	*3.4%*	27,262	*3.4%*
Amortization of intangible assets	21,679	*8.1%*	25,805	*10.5%*	64,033	*8.2%*	93,378	*11.5%*
	90,893	*34.1%*	90,683	*36.9%*	272,226	*34.8%*	288,495	*35.7%*
Income (loss) from operations	2,336	*0.9%*	(31,517)	*(12.8)%*	(8,905)	*(1.1)%*	(115,676)	*(14.3)%*
Interest and other income	(306)	*(0.1)%*	642	*0.2%*	2,766	*0.3%*	921	*0.1%*
Gain on long-term investments, net	-	-	-	-	-	-	54,852	*6.8%*
Interest expense:								
Short term	(77)	-	(2)	-	(80)	-	(1,168)	*(0.2)%*
Long term	(171)	*(0.1)%*	-	-	(171)	-	-	-
Income (loss) before income taxes	1,782	*0.7%*	(30,877)	*(12.6)%*	(6,390)	*(0.8) %*	(61,071)	*(7.6)%*
Income taxes	3,733	*1.4%*	(3,870)	*(1.6)%*	8,919	*1.2%*	(18,499)	*(2.3)%*
Net loss	$(1,951)	*(0.7)%*	$(27,007)	*(11.0)%*	$(15,309)	*(2.0)%*	$(42,572)	*(5.3)%*
Net loss per share								
Basic	$(0.01)		$(0.12)		$(0.07)		$(0.18)	
Diluted	$(0.01)		$(0.12)		$(0.07)		$(0.18)	
Weighted average number of shares (000's)								
Basic	236,082		231,328		234,244		230,527	
Diluted	236,082		231,328		234,244		230,527	
Outstanding number of shares at the end of the quarter (000's)	236,620		231,529		236,620		231,529	

See accompanying notes to interim consolidated financial statements

ATI TECHNOLOGIES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(Thousands of US dollars)

	May 31 2002	August 31 2001
	(unaudited)	*(audited)*
Assets		
Current assets		
Cash and cash equivalents	$ 216,008	$ 171,455
Short-term investments	49,649	45,000
Accounts receivable	161,642	134,852
Inventories	127,727	98,970
Prepayments and sundry receivables	22,817	20,704
Future income tax assets	4,435	4,658
Total current assets	582,278	475,639
Capital assets	95,667	71,487
Intangible assets	223,904	285,869
Long-term investments	11,008	11,008
Future income tax assets – long-term	1,727	4,887
Total Assets	$ 914,584	$ 848,890
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	$ 12,258	$ 8,749
Accounts payable	124,645	79,719
Accrued liabilities	60,832	48,965
Deferred revenue	338	354
Income taxes payable	8,081	9,573
Obligation under capital lease – current	570	-
Future income tax liabilities	5,490	4,719
Total current liabilities	212,214	152,079
Obligation under capital lease – long-term	16,266	-
Future income tax liabilities – long-term	7,162	15,176
Shareholders' Equity		
Share capital	561,143	551,217
Contributed surplus	4,723	2,033
Retained earnings	104,802	120,111
Currency translation adjustment	8,274	8,274
Total shareholders' equity	678,942	681,635
Total Liabilities and Shareholders' Equity	$ 914,584	$ 848,890

See accompanying notes to interim consolidated financial statements

ATI TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of US dollars)

	Three months ended May 31		Nine months ended May 31	
	2002	**2001**	**2002**	**2001**
	(unaudited)		*(unaudited)*	
Cash provided by (used in):				
Operating activities:				
Net loss	$ (1,951)	$ (27,007)	$ (15,309)	$ (42,572)
Add items not affecting working capital:				
Future income taxes	(2,070)	(3,486)	(3,860)	(16,686)
Depreciation	5,721	5,160	16,352	15,679
Amortization of intangible assets	21,679	25,805	64,033	93,378
Gain on long-term investments	-	-	-	(54,852)
Foreign exchange loss	623	186	784	484
Net changes in non-cash working capital balances relating to operations:				
Accounts receivable	3,132	15,340	(26,790)	32,945
Inventories	(10,588)	66,323	(28,757)	102,658
Prepayments and sundry receivables	578	(2,614)	(2,113)	6,960
Accounts payable	1,704	(30,542)	44,926	(114,011)
Accrued liabilities	3,037	9,998	11,867	1,114
Deferred revenue	(79)	(799)	(16)	(2,749)
Income taxes payable	(698)	7,621	(1,492)	9,289
	21,088	65,985	59,625	31,637
Financing activities:				
Increase in bank indebtedness	644	2,206	3,509	5,292
Principal payment under capital lease obligation	(181)	-	(181)	-
Issuance of common shares	4,866	571	12,616	3,422
	5,329	2,777	15,944	8,714
Investing activities:				
Purchase of short-term investments	(49,632)	-	(54,233)	-
Maturity of short-term investments	20,000	-	49,584	4,403
Additions to capital assets	(9,930)	(7,068)	(24,270)	(22,017)
Investment in other assets	-	-	-	(2,500)
Proceeds from sale of long-term investments	-	-	-	65,061
Acquisitions, net of cash acquired	-	(2,700)	(2,068)	(2,700)
	(39,562)	(9,768)	(30,987)	42,247
Foreign exchange gain (loss) on cash held in foreign currency	132	(186)	(29)	(484)
Increase (decrease) in cash	(13,013)	58,808	44,553	82,114
Cash and cash equivalents - **beginning of period**	229,021	98,141	171,455	74,835
Cash and cash equivalents **- end of period**	216,008	156,949	216,008	156,949
Short-term investments	49,649	-	49,649	-
Cash position - end of period	$ 265,657	$ 156,949	$ 265,657	$156,949

Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to interim consolidated financial statements.

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2002
(unaudited)

The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of graphics and multimedia products for personal computers and consumer electronics devices. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and Asia-Pacific.

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. These interim financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended August 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the Company's adoption of the new accounting standard for earnings per share with effect from September 1, 2001, as required by the revised Handbook Section 3500 of the Canadian Institute of Chartered Accountants.

Under this new standard, basic earnings per share is computed by dividing the net income or loss before discontinued operations and extraordinary items by the weighted average number of shares outstanding during the reporting periods. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by the treasury stock method, assuming that the outstanding stock options are exercised and the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting periods.

The basic and diluted earnings per share for the comparable interim periods of the immediately preceding fiscal year have been adjusted retroactively to reflect the adoption of this new standard for earnings per share.

Pending Accounting Standards

(a) CICA Handbook Section 3870, Stock-based compensation and other stock-based payments
Effective September 1, 2002, the Company will adopt The Canadian Institute of Chartered Accountants ("CICA") Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The Company has not yet determined the impact the adoption of Handbook Section 3870 will have on its financial statements.

(b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets
Effective September 1, 2002, the Company will adopt the CICA Sections 1581 Business Combinations, and Section 3062 Goodwill and Intangible Assets. These Statements are the result of a convergence project with the FASB and the CICA and, therefore, were developed and issued concurrently with those of the FASB.

The Company has not yet determined the impact the adoption of Handbook Section 1581 and Section 3062 will have on its financial statements.

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2002
(unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The following table presents a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations:

	Three months ended		Nine months ended	
	May 31		**May 31**	
(Thousands of US dollars, except per share amounts)	**2002**	**2001**	**2002**	**2001**
	(unaudited)		*(unaudited)*	
Net loss	$ (1,951)	$ (27,007)	$ (15,309)	$ (42,572)
Average number of common shares outstanding:				
Basic	236,082	231,328	234,244	230,527
Effect of stock options	-	-	-	-
Diluted	236,082	231,328	234,244	230,527
Net loss per share:				
Basic	$ (0.01)	$ (0.12)	$ (0.07)	$ (0.18)
Diluted	$ (0.01)	$ (0.12)	$ (0.07)	$ (0.18)

ATI TECHNOLOGIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2002
(unaudited)

2. CAPITAL LEASE
In February 1999, the Company entered into a 50% ownership joint venture agreement for the purpose of constructing a new building facility in Markham, Ontario. The facility was completed during the current quarter of 2002. The completed cost of this facility amounts to $33.3 million. The Company entered into a lease agreement with the joint venture, which is recorded in the current quarter as a capital lease. The building under capital leases is initially recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is provided using the straight-line method over a period of 15 years.

In October 1999, the joint venture arranged interim construction financing, which it intends to convert to mortgage financing secured by the underlying asset. The joint venture is currently in discussions with a lender to place a mortgage on the property. As at May 31, 2002, the Company's proportional share of the construction financing amounts to $12.3 million. The underlying liability is denominated in Canadian dollars.

The Company's obligation under capital lease owed to the third party venturer, which is denominated in Canadian dollars, is as follows:

(Thousands of US dollars)

Year ending August 31:	
2002	$ 404
2003	1,617
2004	1,617
2005	1,617
2006	1,617
2007	1,683
Later years, through 2017	17,930
Total minimum lease payments	26,485
Less : amount representing interest at 6.31%	9,649
Present value of net minimum capital lease payments	16,836
Current portion of obligation under capital lease	570

Interest of $0.17 million relating to capital lease obligation has been included in interest expense.

ATI TECHNOLOGIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2002
(unaudited)

3. SEGMENTED INFORMATION
The Company operates in one operating segment, that being the design, manufacture and sale of graphics and multimedia products for personal computers and consumer electronics devices.

The following tables provide revenues by geographic area and by product, as well as capital and intangible assets by geographic area:

	Three months ended		Nine months ended	
	May 31		**May 31**	
(Thousands of US dollars)	**2002**	**2001**	**2002**	**2001**
	(unaudited)		*(unaudited)*	
Revenues:				
Canada	$ 2,857	$ 4,466	$ 12,742	$ 19,538
United States	74,756	69,711	229,662	249,894
Europe	39,020	59,782	125,130	211,542
Asia -Pacific	149,592	111,505	414,708	327,703
Consolidated revenues	$ 266,225	$ 245,464	$ 782,242	$ 808,677
Product revenues:				
Components	$ 147,913	$ 123,589	$ 401,660	$ 358,708
Boards	112,053	119,811	361,010	442,948
Other	6,259	2,064	19,572	7,021
Consolidated revenues	$ 266,225	$ 245,464	$ 782,242	$ 808,677
Capital and intangible assets:				
Canada			$ 78,363	$ 49,558
United States			235,198	314,371
Europe			4,768	5,110
Asia -Pacific			1,242	763
Consolidated capital and intangible assets			$ 319,571	$ 369,802

ATI TECHNOLOGIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2002
(unaudited)

4. U.S. GAAP

The following table reconciles the net loss as reported on the consolidated statements of operations prepared in accordance with Canadian GAAP to the consolidated net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

	Three months ended		Nine months ended	
	May 31		**May 31**	
(Thousands of US dollars, except per share amounts)	**2002**	**2001**	**2002**	**2001**
	(unaudited)		*(unaudited)*	
Net loss in accordance with Canadian GAAP	$ (1,951)	$(27,007)	$ (15,309)	$(42,572)
Tax effect of stock options exercised	(812)	-	(1,808)	(268)
Amortization of purchased in-process research and development	-	4,886	-	30,151
Amortization difference between Canadian and U.S. GAAP	621	1,683	1,806	5,091
Stock compensation expenses *	1,085	(355)	(3,741)	(355)
Net loss in accordance with U.S. GAAP	$ (1,057)	$(20,793)	$ (19,052)	$(7,953)
Net loss per share				
Basic	$0.00	$ (0.09)	$ (0.08)	$(0.03)
Diluted	$0.00	$ (0.09)	$ (0.08)	$(0.03)
Weighted average number of shares (000's):				
Basic	236,082	231,328	234,244	230,527
Diluted	236,082	231,328	234,244	230,527

* Under U.S. GAAP, options granted after January 18, 2001, with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is currently no equivalent requirement. The comparative figures for the three months and nine months ended May 31, 2001 have been amended to include the impact of this difference between Canadian and U.S. GAAP.

ATI TECHNOLOGIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2002
(unaudited)

5. SUBSEQUENT EVENTS
On June 12, 2002, ATI announced that it has entered into an agreement to purchase NxtWave Communications Inc. for (US) $20 million cash. NxtWave Communications is an acknowledged technology leader in delivering broadband communications silicon using proprietary digital signal processing technologies adapted for applications in digital terrestrial and cable receivers. The transaction is expected to close on June 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: June 28, 2002

By: 

Name: Terry Nickerson
Title: Vice-President, Finance and Administration and Chief Financial Officer